NORWIN

INTERNATIONAL TECHNOLOGY LICENSE AGREEMENT FOR

LICENSING OUTSIDE THE EU/EEA

BETWEEN:

Norwin

Industrileddet 13

DK 4000 Roskilde,

Per Lading,

NORWIN

Liaoning Gaoke Energy GROUP

Represented by Mr. Lv Jinxiang, Chairman.

Hereinafter, GAOKE

NORWIN

Annex I:	Specification of and description of Know-how as defined in Clause 2.1.

Annex II:	Names, description, drawings and technical specifications of the Licensed Products.

Annex III:	Assistance to be provided by Norwin.

Annex IV	Cooperation in Research and Development

Annex V:	Norwin Company Information

PREAMBLE

WHEREAS, Liaoning Gaoke Energy Group, a company established according to the laws of People's Republic Of China, wishes to use technology of NORWIN wind turbine to establish a wind turbine company in Shenyang to exploit the market for wind turbines.

WHEREAS, Norwin, a company established according to the laws of Denmark, states that it has designed and owns without any lien or legal challenge the designs for Norwin 225kW and Norwin 750kW wind turbines and NORWIN has the technical knowledge (Technical Knowledge and/or Know-how defined in Clause 2.1 and specifically described in Annex I) regarding the product described in Annex II.

WHEREAS, GAOKE states that it has the financial resources sufficient to fund the establishment of a joint venture wind turbine company.

WHEREAS, GAOKE states that it intend to construct, own and operate wind parks using wind turbines manufactured by the joint venture company.

WHEREAS, GAOKE and NORWIN wish to cooperate for researching and developing the products and services related to new wind energy.

NOW THEREFORE, the Parties agree on the clauses as follows:

Part 1 Wind Turbine Company

Clause 1.1	Joint Venture Wind Turbine Company.

1.1.1	GAOKE plan to establish a New Wind Turbine Company, this "New Wind Turbine Company" hereafter short for "NWTC", as well as including a manufacturing plant situated in China (Shenyang).

1.1.2	The following activities shall take place in NWTC, but not be limited to:

•	Manufacture of Norwin 750kW wind turbines.

NORWIN

•	Manufacture of other non-competing (see Clause 2.19.2) wind turbine models Licensed by GAOKE and/or NWTC.

•	Manufacture of components to these and all other wind turbines licensed or fabricated by and for GAOKE and/or NWTC.

•	Erection and servicing of all manufactured or procured wind turbines by GAOKE and/or NWTC.

•	Sale of NWTC wind turbines or components.

1.1.3	Licensing of third party wind turbines shall not take place under terms that later will prevent NWTC from sale and manufacture similar wind turbines designed by Norwin and/or NWTC.

1.1.4
According to this agreement, NORWIN shall transfer its own manufacture technology of 225KW and 750KW wind power generator units and the related components to Gaoke, that is, the licensed products technology's transfer.  A formal License for manufacture and sale of the Norwin 750 kW and 225KW wind turbines shall be issued to GAOKE by NORWIN in accordance with the provisions defined in Part 2 of this agreement.  Accordingly Norwin shall provide GAOKE with all the written or unwritten know-how, patent technology and non-patent technology that are needed for the exploitation of the Licensed technology.  And GAOKE will issue this license exclusively to NWTC with compensation.

1.1.5
NORWIN shall provide the detailed lay out drawings to enable GAOKE to build the factory to assemble the 750 kW machines.  NORWIN shall provide all technical management assistance (include at least but not be limited to:  lay out drawing of the factory that enables to manufacture the wind turbines, all the drawings and/or specifications for manufacturing and procession of the wind turbine's components and assembly of the wind turbine, all the know-how and techniques on calculations, manufacture, materials, processing, assembling, inspection & testing, installation, application, maintenance, acceptance and certification and other regular technical data and), that shall be reasonably expected to enable GAOKE to construct the factory and assembly line for production of the complete machine and the processing of the components and to commence production.

1.1.6	GAOKE agree to produce Norwin 225 kW wind turbines at NWTC wind turbine manufacturing plant as requested from time to time by Norwin. No more license fees or any other fees shall be charged by NORWIN.

The restrictions for Licensors own use of the licensed technology set down in this agreement shall not be applicable for the Norwin 225 kW wind turbine.  However, a detailed agreement concerning the exploitation of the 225 kW wind turbine by the parties can be negotiated and agreed later.

NORWIN

1.1.7
NORWIN or an affiliated company to Norwin to be decided by Norwin shall as an additional payment to the cash payment of license fee receive shares equal to 15% of the total ownership shares of the NWTC.  The shares will be registered as foreign owned shares with the relevant Chinese government ministries.

1.1.8
Gaoke agrees, no matter directly or by the form of affiliated company, not to undertake the competitive activities within competitive products scope which is stipulated in clause 2.19 under clause 2.4 of this contract.

Part 2  License agreement

Clause 2.1	Definitions:

2.1.1	Licensee: The Licensee is the party that receives the License. In this case the New Wind Turbine Company.

2.1.2	Licensor: The Licensor is the party giving the license. In this case Norwin.

2.1.3	Know-how: Know-how means the body of technical information described in Annex I that is relevant for the manufacture of the Licensed Products described in Annex II.

2.1.4
Licensed Technology:  Licensed technology means only the technology in the form of know how described in Annex I as of the date herein and any subsequent inclusions or improvements hereto made in accordance with the Clauses 2.14.

2.1.5	Licensed Product (s): Licensed Product (s) are the good(s) listed in Annex II.

2.1.6	Exploit: To "Exploit" means to use the Licensed Technology in the manner described in Clause 2.2.

2.1.7
Know-how transfer of licensed product(s) should comprise knowledge and documentation needed for the Licensee to built an assembly factory and to manufacture, install and maintain the licensed wind turbine technology at least but not limited to:

•	Blueprint: including general chart, pictures of manufacturing and process unit, components, electric, controlling, materials and spare parts standards, factory lay out, and requirements.

•	Currently the licensor's up-to-date entirely know-how and modifications made to adapt the new market for wind turbine.

•
Drawings and files about designing and calculating, technological files for manufacturing & the needed equipments standards, and software, electronic document and electronic graphics files about the manufacturing techniques, standards, quality control, attestation, instructions on maintenance and installment.

NORWIN

•	Training, supervision to manufacture, guiding, service, product performance examination

Clause 2.2	Scope of the License:

2.2.1
The Licensor grants the Licensee a license to manufacture and/or have manufactured the Licensed product(s) in the territory delineated in Clause 2.4.1 and to distribute and/or have distributed the Licensed Products in the markets delineated in Clause 2.4.2 of this Agreement.

2.2.2
The Licensor grants the Licensee a license to use the Licensor's trademark on all products manufactured and/or distributed under the terms of this Agreement.  The Licensor's trademark shall be used on all modifications and/or improvements to the Licensed Products covered by the terms of this Agreement.  The Licensor agrees that the Licensee and/or the Licensee's subcontracted manufacturer can add their own trademark for display subordinate to the Licensor's trademark on the manufactured product pursuant to Clause 2.18.1.  The Licensor shall provide a copy of its trademark.  The Licensor and Licensee shall equally share the cost of registration of said trademark in all markets requiring such registration.

Clause 2.3	Technical Field of Application

2.3.1
This License extends to all technical fields of application of the Licensed Technology in the Wind Energy Business and to every other use necessarily implied by such application.  Each of the Parties undertakes to inform the other in good faith and without reservation of any uses not envisaged by it at the time the Parties executed this Agreement, which use subsequently appears to be practicable or which use either Party proposes to put into effect.

Clause 2.4	Territory for manufacture and sale

2.4.1	The Licensee has the right to manufacture the Licensed product(s) in following territory:

•	Peoples Republic of China with the exception of Taiwan.

2.4.2
The Licensee shall not manufacture or have manufactured the licensed product(s) outside this territory.  This is applicable to manufacture as defined in Annex II and do not comprise sub-suppliers manufacture.

2.4.3	the licensee has the right to sell lease and distribute the licensed products for installation in:

•	The territory defined in Clause 2.4.1

2.4.4	The License is exclusive for the Licensee for the said territory. The Licensor shall not allow other Licenses of the licensed product(s) to any other party for manufacture sale within the territory.

NORWIN

2.4.5
Where the Licensee is in breach of its obligations under this Clause, it shall be liable to pay damages.  This applies whether or not the Agreement is terminated in accordance with the provisions of Clause 2.9 or 2.24.  Damages are any direct loss of profit the Licensor may have or any justified claim from third parties or any other of the Licensor's Licensees or contract partners because of Licensee's breach.  The Licensee shall immediately cease any breaching activities upon written notice and pay any damage compensation within thirty (30) days after receipt of a written claim for payment for damages by the licensor.  However, if the Licensee disagrees in its liability to pay the claimed damage, in full or part, the Licensee shall provide immediate notice this to the Licensor in writing not later than ten days (10) days after receipt of the written claim.  Both Parties are then entitled to proceed in accordance to Clause 2.27 "Dispute Resolution" .

Clause 2.5	Assignment of License:

2.5.1	Except for assignment of the License from GAOKE to NWTC, the License shall not be assigned to any other legal party without the prior written consent of the Licensor.

Clause 2.6	Sublicenses and Subcontracting:

2.6.1
The Licensee shall not, without the prior written consent of the Licensor, be entitled to subcontract manufacture, installation and service maintenance Catalogue B as defined in Annex II.  The Licensor shall not unreasonably withhold said consent from the Licensee.

2.6.2
The Licensee shall be entitled to subcontract the manufacture of components of Category A as defined in Annex II, and is free to choose convenient and qualified manufacturers and/or suppliers for this category of components without the prior written consent of the Licensor on the condition that the Licensor's right to reject the manufacturer or supplier in accordance with Clause 2.11.5 is extended to the manufacturer and/or supplier.

2.6.3
The Licensee shall be entitled to purchase components of Category C as defined in Annex II from any qualified supplier who is able to supply the components in compliance with the specifications without the prior written consent of the Licensor.  The Licensor shall assist the Licensee in evaluation of these suppliers if asked, without any further compensation.

2.6.4
The Licensee shall not, without the prior written consent of the Licensor, be entitled to change suppliers of components of category B as defined in Annex II.  However, the said consent shall not be unreasonably withheld from the Licensee after the execution of appropriate non-compete, nondisclosure and non-circumvention agreements with potential suppliers.  If the Licensee insists on choosing the supplier of components of category B as defined in Annex II with the disagreement of the Licensor, then Licensee shall be obligated to compensate all the loss caused by it.  However, the supplier chosen by the Licensee shall be proper and appropriate.  Wind turbines containing component of this category that are not approved by Norwin shall not in any way be assigned to Norwins brand name.

NORWIN

Clause 2.7	Registration of the License

2.7.1
Each of the Parties shall have the right to have the License registered, if such registration is possible under the laws of the country for which the License has been granted.  Each Party shall execute any and all documents necessary for said registration.  The cost of registration shall be borne by the Party requesting the registration.

Clause 2.8	Drawings and Technical Information:

2.8.1
The Licensor shall supply, by the date agreed between the Parties, the Licensee with such drawings and technical information in his possession as are reasonably required for the manufacture of the Licensed Product(s).  The licensor shall transfer the said documents (as described in Annex II) to the Licensee who shall treat any such drawings and information as secret during and after the term of this Agreement.  The Licensee shall further impose the same obligation on any of his sub-licensees or subcontractors though the execution of a nondisclosure agreement, which shall make the subcontractor liable towards the Licensor for any breach of this obligation.  These documents remain the property of Norwin and shall if at a later date the license agreement become nul and void returned to Norwin at its registered office in Denmark.

Clause 2.9	Limitation of Liability and Indemnification:

2.9.1
In the case of errors, discrepancies and other faults in the drawings and technical information supplied, the Licensor shall provide new and correct drawings or information as soon as possible without any cost to the Licensee.  The Licensor shall compensate the Licensee for any direct costs incurred as a result of such errors, discrepancies or faults up to a maximum amount to be defined and agreed upon by the Parties hereto on a per project basis.  The Licensor agrees to inform the Licensee, in good faith and without reservation of any errors, discrepancies and other faults, in writing, immediately upon becoming aware of any errors, discrepancies and other faults.  The licensor shall pay any compensation within forty five (45) days after receipt of a written claim for payment by the Licensee.  However, if the Licensor disagree in its liability to pay the claimed damage, in full or partly, the Licensor shall notice this to the Licensor in writing not later than forty five (45) days after receipt of the written claim.  Both Parties are then entitled to proceed in accordance to Clause 2.27.

2.9.2
The Licensor shall pay liquidated damages in an amount to be defined and agreed upon by the Parties hereto on a per project basis, for each week of delay in providing the drawings and technical information it is obliged to provide under Clause 1.1.4, 1.1.5, 2.1.7, 2.8, 2.9.1.  Unless otherwise agreed, the liquidated damages for each week shall equal not less than 5% of the royalty for the affected projects.

2.9.3
The Licensee shall indemnify, defend and hold the Licensor harmless from any claims from third parties for damage to property, personal injury and losses resulting from and caused by or in any way connected with the Licensee's use of the Licensed Technology and/or the Licensed Products unless the damage to property, personal injury and losses claimed by said third party can be proven to be a result of a design defect in the Licensed Technology and/or Licensed Product.

NORWIN

2.9.4
The Licensor declares that, according to his knowledge at the date of signature of this Agreement, the Licensed Technology does not infringe industrial property rights of third parties in the territories defined in Clause 2.4.1 and 2.4.2.  If the use of the Licensed Technology nevertheless results in a claim for infringement of any industrial property right, the Licensee shall immediately inform the Licensor.  The Licensor shall be required to take over the conduct of any negotiations or litigation arising out of the claim for infringement.  The Licensee shall be entitled to participate, by giving written notice to the Licensor, in the conduct of any negotiations or litigation to the extent necessary to protect its interests.  The Licensor shall indemnify, defend and hold the Licensee harmless from any claims based on an infringement of any industrial property right of third parties based on the use of the Licensed Technology in conformity the Agreement.

The Licensee shall have the right to withhold the royalty payments that become due and payable until the claim is resolved.

2.9.1
Limitation of liability.  The liability of the Licensor towards the Licensee shall not in any case exceed the total amount of money received by the Licensor from the Licensee, such amount be again limited to the actual amount received for the transfer of the technology and shall not include the billed hours for support and training.

Clause 2.10	Exploitation of License:

2.10.1	The Licensee undertakes to exploit the Licensed Technology in accordance with Clause 2.2.

2.10.2
If the Licensee's subcontractor (s) to which consent have been given by the Licensor in accordance with Clause 2.6.1 for manufacture of the Licensed Product should withdraw from its agreement(s) with the Licensee, for any reason, the Licensee shall inform the Licensor in writing within ten (10) days of the receipt of written confirmation of the subcontractor's intent to withdraw.  The Licensor shall then put the Licensee on written notice that the Licensee shall have a maximum of six (6) months to secure a contract with an approved subcontractor pursuant to Clause 2.6.1.

Clause 2.11	Technical Quality of the Licensed Products:

2.11.1
The Licensor certifies that designs on which the Licensed Products are based have been reviewed by recognised certification bodies including but not limited to Risoe, Det Norske Veritas and/or Germanisher Lloyd.  These institutions certify that the design systems are in accordance with applicable standards, authority requirements and good engineering practice at the time for the review.

2.11.2
The version(s) produced by the Licensee might be reviewed and design approved by a recognised institution on request of the Licensor.  It is the responsibility of the Licensor to submit the technical documentation to the certifying institution.  The Licensee must pay the cost for the certification on agreed terms.  The Licensee must assist the Licensor in obtaining the needed specifications and documentation for applicable standards and requirements.

NORWIN

2.11.3
The Licensee shall manufacture the Licensed product in accordance with the specifications as given in technical documents.  The Licensee is obligated to introduce a Quality Assurance system for manufacture of the Licensed Products in accordance with any and all required standards of the industry.  The Licensor shall assist the Licensee in the evaluation of the QA manual in order to ensure consistency with the design specifications.  Such systems shall require written confirmation of acceptance by Norwin.

2.11.4
If the Licensee subcontracts manufacture of the Licensed Products, the Licensee shall have the obligation to ensure that a Quality Assurance system pursuant to Clause 2.13 is applicable for the subcontractor.

2.11.5
The Licensor shall be entitled to check at the place of manufacturing whether the Licensed Products are of the required quality and may, by notice in writing delineating the deficiency and the steps necessary to cure said deficiency, prohibit the sale of products which are not in conformity with the quality specifications set out in Annex II.  If the Licensee fails to take the appropriate steps to cure the deficiency as delineated in the Licensor's written notice, and fails to attain the required quality within a period of six (6) months after receipt of said notice, the Licensor shall be entitled to either issue a written notice staying the Licensee's right to exploit the Licensed Technology for a delineated period of time during which period the Licensee may continue to take appropriate steps to cure the deficiency or, if the Licensee has not taken the appropriate actions as delineated by Licensor's written notice during the initial six (6) month period, the Licensor may terminate the Agreement pursuant to Clause 2.27.1.  During the manufacture process of licensee, the licensor is obligated to offer all technical assistance.  And also shall give the correct solution to the written questions which are put forward by the licensee or dispatch its personnel to give guide on site within 10 working days.  Otherwise, the licensee is entitled to ask for claim pursuant to the Clause 2.9 for losses due to this non-conformance by the Licensor.

Clause 2.12	Technical Assistants:

2.12.1
The Licensor shall provide the Licensee with the services and technical advice of skilled personnel as described in Annex III.  Payments for these services are included in the payment for the License and Transfer of Technology, re. Clause 2.15.2.

2.12.2
Should GAOKE and/or Licensee request Norwin's assistance to source suppliers in China of component of Type B, re. Annex II, GAOKE shall reimburse to Norwin all direct expenses incurred in sending personnel to China to carry out such assistance.  Expense shall include their salaries, traveling expenses and hotel or apartment costs.  Such expenses to be paid within 10 business days of receipt of invoice by bank transfer in Euro to Norwin bank account.  Other service fee for Norwin shall have included in transfer fee.

NORWIN

Clause 2.13	Instruction of the Licensee's Employees and Subcontractors:

2.13.1
The Licensor undertakes to instruct the employees of the Licensee and/or the Licensee's Subcontractor's employees in the use of the Licensed Technology within the scope of the License.  The extent and conditions for providing this instruction are specified in Annex III.

Clause 2.14	Modification and Improvements of the Licensed Technology:

2.14.1
The Licensed technology might be modified by the Licensor to meet requirements from the Licensee as mutually agreed to by both parties in writing.  The modifications include but not limited to meeting the local authority's requirements, market requirements, environmental requirements and production requirements and may also include some adjustments to be negotiated and made part of the modified agreement(s).

2.14.2	Licensor shall inform the Licensee, in writing, of any modifications or improvements of the Licensed Technology that the Licensor implements as improvement(s) of the Licensed Technology.

2.14.3	The Licensee shall be entitled to use any modifications or improvements of the Licensed Technology devised by the Licensor during the duration of this Agreement on terms to be agreed.

2.14.4
The Licensor shall be entitled to use any modifications or improvements of the Licensed Technology made by the Licensee during the duration of this Agreement under the permission of the Licensee.  The concerned parts can negotiate a new license agreement.  Licensee can use any modifications or improvements devised with freedom or to license the third party to use them, provided that those modifications and improvements don't affect licensed technology and that the know-how communicated by the licensor and which is still secret, is not disclosed.

Clause 2.15	Payment for License and Transfer of Information:

2.15.1
The payment for the License and Transfer of Technology is US$ 3,500,000.00 Dollars (Three million dollars) cash.  The Licensee shall pay this amount to the Bank Account which was informed to the licensee according to the instalment payments and time defined in Annex III

2.15.2
The payment for Transfer of Technology covers payment for the Licensor's obligations as described in Annex III.  This includes all the payments except for that as specified in the Clause 2.12.2.  For the use of labelling, it's free of charge.

Clause 2.16	Royalties:

2.16.1	There will be no per turbine Royalty to be paid by Licensee to the Licensor.

NORWIN

Clause 2.17	Taxes:

2.17.1
Each Party shall be responsible for their own tax liabilities pursuant to the laws and stipulations of each party's country.  Payment of license and training from Licensee to Licensor shall be free of tax payable in China.

2.17.2
For any fees and future revenues paid by the Licensee to the Licensor for the new company, each Party shall be responsible for their own tax liabilities and the payment thereof pursuant to the laws and stipulations of the Chinese government and local government.

Clause 2.18	Labeling:

2.18.1
The Licensee shall mark all products made by it under this Agreement and supplied to its customers with serial numbers and shall affix to such products a label inscribed NORWIN.  Although the Norwin Labelling is used, Norwin shall not charge any fee of using the labelling or similar fees.

Clause 2.19	Manufacture and Sale of Competing Products:

2.19.1
The Licensee shall not manufacture or distribute products competing with the Licensed Products.  Therefore, the Licensee shall not directly or indirectly deal with competing products on markets defined in Clause 2.4.2.

2.19.2	The products out of the range of 500KW - 800KW are not regarded as competitive products.

Clause 2.20	Obligation to Buy from the Licensor or from Designated Suppliers.

2.20.1	If the licensee needs, the obligation of the licensee to buy from designated Suppliers or the Licensor is restricted to components of Category B as defined in Annex II.

2.20.2
The obligation of the Licensee to buy from Designated Suppliers or from the Licensor shall only be justified by technical considerations, quality, certification and/or insurance requirements or by an essential interest of the Licensor to protect key know how.

2.20.3	The Parties are obligated to inform one another of any commercial interest or affiliation that Party may have to any third party supplier.

Clause 2.21	Protection of the Licensed Technology.

2.21.1
The Parties shall consult each other on methods of preventing third parties from illegally using the Licensed Technology, i.e. misappropriating the licensed Know-how while taking into account the respective interests of each Party.  In particular, they shall assist each other in bringing proceedings against violators to the full extent permitted by the applicable law.  The Party which decides to take proceedings shall bear the cost and enjoy the benefit thereof, the other Party shall provide, upon written request, all necessary authorisations and signatures.  If the Parties agree to commence proceedings jointly, the costs and benefits thereof shall be divided fifty/fifty (50% each).

NORWIN

Clause 2.22	Challenge of the Licensed Technology

2.22.1
The Licensee shall within a period from signature of this agreement until six months after Milestone 3 described in Annex III has been reached be entitled to challenge the Licensed Technology if the Licensed Technology is found not applicable or sufficient for manufacture of the Licensed Product(s).  The Licensor shall bear the burden of proving its position that the Licensed Technology is still applicable and sufficient.  Should the Licensor fail to meet this burden, the Licensee shall be entitled to terminate this Agreement and to execute it according to Clause 2.9 and/or 2.27.  After 12 months after Milestone 3 shall the Licensee refrain from challenge of the Licensed Technology.

Clause 2.23	Duration of the Agreement:

2.23.1	The term of this agreement shall be twenty (20) years from the date of execution by the Parties hereto.

2.23.2
After expiration of the Agreement re. Clause 2.23.1, the Licensee is still entitled to produce and sell the product(s) cover by this Agreement, but with no obligations for the Licensor.  After the expiration, the Licensee shall not be entitled to use the Brand name of the Licensor and in any other way make reference to the Licensor, unless this has been agreed in writing.

2.23.3
After expiration of the Agreement re. Clause 2.23.1, the Licensor is free from any obligations towards the Licensor and is entitled freely to exploit the product(s) cover by this Agreement, either directly or through agreements with other parties.

Clause 2.24	Termination:

2.24.1
Without prejudice to any express provisions for termination contained herein, this Agreement may be terminated if there is a substantial breach of the Agreement.  Such termination may also take place where there have been such changes in the legal structure or ownership of one of the Parties that they seriously affect the results the other Party could reasonably expect from the Agreement.  In case of termination for breach or other reason attributable to the Licensee, the Licensee shall return all drawings, documents and tools received, and shall cease to manufacture the Licensed Products or to use or disclose the Licensed Technology brought to his knowledge by the Licensor.

Clause 2.25	Secrecy:

2.25.1
Any technical, commercial or financial information communicated between the Parties which the communicating Party has indicated to be confidential or which is otherwise of a confidential nature i.e. all trade secrets, proprietary matters, business procedures, customer lists, pricing and commissions, needs of customers, manufacturing processes and all matters which are competitive and confidential in nature shall not be disclosed by the receiving Party without the prior written permission of the disclosing Party.

NORWIN

2.25.2
The Licensee shall not communicate to third Parties the Licensor's trade or manufacturing secrets or any other confidential information disclosed to the Licensee pursuant to this Agreement.  This shall continue to apply even after the expiry of this agreement for a period of five (5) years.

2.25.3
The Licensee shall impose upon any employees having access to the communicated information and/or trade or manufacturing secrets, to treat these as secret and neither use them for their own purposes nor make them accessible to third Parties.  The employees' secrecy obligation shall also extend beyond their period of employment for a period of ten (10) years.

Clause 2.26	Applicable Law:

2.26.1	The Agreement shall be governed by the applicable law of China and Denmark. The version of the Agreement in the English language shall be the governing version.

Clause 2.27	Resolution of Disputes:

2.27.1
All disputes arising under or in connection with the present Agreement shall be finally settled by the Rules of Arbitration of the International Chamber of Commerce.  The Arbitration shall take place in the Peoples Republic of China (or at any other place or under any other form of arbitration acceptable to the parties) at a mutually agreeable location to the parties.  The parties will make every reasonable effort to resolve disputes, controversies or claims prior to any such dispute, controversy or claim reaching a state that requires implementation of this Section for resolution.  One party desiring to submit to arbitration any such dispute, controversy or claim shall furnish its demand for arbitration in writing to the other party, which demand shall contain a brief statement of the matter in controversy.

If the parties are unable to agree upon the identity of a single arbitrator, within thirty (30) days from the receipt of such demand, each party within a period of fifteen (15) additional days, shall name one (1) arbitrator by written notice to the other party.  Within ten (10) days after this notice, the two (2) arbitrators so named shall choose a third arbitrator.

If any party fails to name an arbitrator within the period or if the two (2) arbitrators chosen by the parties fail to select a third arbitrator within above mentioned period, then either party, on behalf of and on notice to the other party, may request appointment by the International Chamber of Commerce (or any organization successor thereto) in accordance with its rules then prevailing of the required additional arbitrator(s) so that there shall be a panel of three (3) arbitrators.

If the International Chamber of Commerce (or such organization successor thereto) should fail to appoint the necessary arbitrator(s) within fifteen (15) days after such request is made, then either party may apply, on notice to the other party, to a court of competent jurisdiction for the appointment of such necessary additional arbitrators.  Pre-hearing discovery, including the right to take depositions and interrogatories, shall be permitted in the time and manner provided by the then applicable Rules.  All disputes arising under or in connection with the present Agreement shall be finally settled by one or more arbitrators appointed by International Chamber of Commerce according to the Rules of Arbitration.  All the arbitration shall be carried out in mutual agreeable location of People's Republic of China.

NORWIN

2.27.2
Each party shall furnish the arbitrator or arbitrators and the other party with a written statement of matters it deems to be in controversy for purposes of the arbitration procedures.  Such statement shall also include all arguments, contentions and authorities which it contends substantiate its position.  Hearings may be scheduled by the arbitrators.  The arbitrators shall render their decision, upon the concurrence of at least two (2) of their number, as soon as possible but no later than thirty (30) days after the conclusion of any hearings before such arbitrators.  The decision and judgement shall in either case be in writing and counterpart copies thereof shall be delivered to each party.  Such decision shall be based solely on the written arguments and contentions coupled in appropriate cases with evidence and/or legal authorities, submitted by each party.

2.27.3
Notwithstanding the above, in the event any arbitrator appointed by a party dies, refuses to act, or becomes incapable of acting, then such party shall appoint a successor within five (5) days of the notice of said disability.  In the event such party fails to appoint the required successor within such time, the other party, on notice to such party, may apply to court of competent jurisdiction for the appointment of such necessary arbitrator.

2.27.4	The arbitration fee shall be borne by applying part. Each party shall pay for and bear the cost of its own experts, evidence and counsel's fees.

2.27.5	Any such arbitration must be commenced no later than One (1) year from the date such claim or controversy arose.

2.27.6	The award of the arbitrators shall be final and binding and judgment may be entered in any court of competent jurisdiction in China.

NORWIN

CONTENT:

ANNEX I:	THE LICENSED PRODUCT AND KNOW HOW

ANNEX II:	THE NAME, DESCRIPTION, DRAWING AND TECHNICAL SPECIFICATION TO LICENSED PRODUCT

ANNEX III:	NORWIN's ASSISTANCE AND THE PLAN OF TECHNICAL INFORMATION TRANSFER

ANNEX IV:	COOPERATION IN RESEARCH AND DEVELOPMENT

The parties agree to review and renew this agreement when meeting for starting up the cooperation takes place in order to clarify unclear points and overseen issues.

The Parties Engaged in This Agreement

COMPANY NAME:	COMPANY NAME

LIAONING GAOKE ENERGY GROUP	Norwin A/S, Denmark 16/02/2007

16/02/2007

LEGAL REPRESENTATIVE: /s/ Lu Jinxiang	LEGAL REPRESENTATIVE: /s/ Per Lading

Authorized agent(signature):	Authorized agent(signature):

Stamp:	Stamp:

Address:	Address:

Tel:	Tel:

Postcode:	Postcode:

Fax:	Fax:

Bank of deposit:	Bank of deposit:

Account No.	Account No.

NORWIN

ANNEX I

The Licensed Product type and technological description

1.	The License Agreement covers the following products:

NORWIN 47 and NORWIN 29

2.	Technical description of Norwin 47/750 and Norwin 29/225.

To be added later

3.	Types A, B, C component chart

To be added later.

4.	The License Agreement shall enable the licensee to produce the said product in one or more versions.

Consequently, the transfer of manufacturing 'know how' from the Licensor to the Licensee comprises:

a:           Transfer of basic technical documents.  With these documents, production of the current 'state-of-the-art' version of the wind turbine is possible.  The documents are executed according to 2.1.7, including:

•	Complete set of drawings.

•	Complete set of specifications.

•	Complete part lists

•	List of suppliers, which can be used, but not has to be used for all of them

Certification documents

b:           Train the key personnel, as defined, to be involved in production, installation and service/maintenance of the Licensed Product for the first manufacturing run of ten (10) turbines.  Training assistance in clarification of technical issues related to the initial product run of ten turbines as well as production, installation and first two years of service from day of completion of the initial product.

5.	Assistance in review of manuals provided in Danish and Chinese as adopted by the Licensee to the Licensees condition for:

•	process and manufacture

•	Assemble

NORWIN

•	Erection and installation

•	Service and maintenance

•	Consumer's manuals

NORWIN

ANNEX II

ANNEX II:  THE NAME, DESCRIPTION, DRAWING AND TECHNICAL SPECIFICATION TO LICENSED PRODUCT

1.	Definition of product and product modifications.

The licensed product is defined in Annex I.

2.	Definition of manufacture, installation, service and warranty period

Manufacturer/manufacture entity:  The manufacturer is the legal entity responsibility for manufacture of the product.  Manufacture, comprises at least final assembly of the product and purchasing of components for assembly.

Installer/installation entity:  The installer is the legal entity responsibility for installation of wind turbines on site and at least performs supervision and final check of correct installation of wind turbines.

Service/maintenance/entity:  Covers the legal Manufacturer's responsibility for service and maintenance during the warranty period of the wind turbines supplied as well as the practical work for service and maintenance in the warranty period.

Warranty period:  The typical two year, period in which the manufacturer warrants the product.  However, the warranty period must be defined as a period starting from the time where the turbine is put into operation (i.e. producing power) and not start later than 1 month after manufacture with no regard to the formal ownership of the turbine.  The Manufacturer's Warranty period does not exceed two years.

3.	Component types - change of components.

Definition of components are categorized as Types; A, B, and C below, as referred to in the License Agreement, Annex I.  The part list(s) issued by the Licensor will define the category for each component on the list as either:

A.	Special designed component.

These are components designed by the Licensor and manufactured in accordance with drawings and any applicable referenced specifications including but not limited to:  typical machined, welded, forged and/or cast steel components.  These components can in principle be manufactured by any workshop qualified meet or exceed the standards and specifications set forth in the drawings and specifications to fabricate these kinds of components.

B.	Specified components.

These are components, where the Licensor has specified the minimum requirements, but not in details how these requirements should be met.  The detailed design of these components is the supplier's responsibility.  Examples of such components are blades, main gear and generator.  Most of the components in this category are specified by the name of the supplier and his part/type number.  These components generally not covered by the Licensor's design other than by reference.

NORWIN

C.	Standard components.

These are components manufactured in accordance to a given standard, including but not limited to bolts, nuts and washers, as well as some roller and ball bearings.  Typically, different makes of these standard components can be used arbitrarily.  Off-the-Shelf Parts described in Manufactures catalogue might also be included in this category.

NORWIN

ANNEX III

PLAN OFFERED BY NORWIN FOR TRANSFER OF KNOW HOW

1.	General

The transfer of technology, the training and the technical support includes the following:

•	The Licensee is a single line organization such that the transfer, training, and support will not be given separately and in parallel to more departments or individuals.

•	The Licensee forms a sufficient organisation and employs a staff of personnel qualified to understand and use the information and training received.

•	Instructions, verbal or written, will be in English language. The staff to receive the instructions must understand this language.

2.	Plan for know how transfer

The plan for technology transfer and training is shown in Figure 1 and Table 1 and 2.

NORWIN

Figure 1:  Draft Gantt chard for technology transfer

The plan might be subject to changes according to planning taking place during the kick off conference and later progress.

NORWIN

Table 1 Task Description

Task	Description:	Responsible:	Assistance

Task 1	Start up The Parties prepare themselves for the technology transfer and production of the first turbines.	All Licensee

1. Sale activity for the licensed product

Task 2	Planning of assembly plant.

	Draft flow chart for assembly	Norwin	Licensee

	Draft tools and equipment specification	Norwin	Licensee

	1. Lay out and specification of assembly plant	Licensee	Norwin

Task 3	Planning of transfer of technology

	1. Arranging kick-off conference comprising:	Norwin	Licensee

	• Plan for know how transfer and training	Norwin	Licensee

	• General introduction to wind power technology	Norwin	Licensee

	• Detailed technical walkthrough the licensed product	Norwin/Licensee

	2. Arranging conference facilities.	Licensee	Norwin

Task 4	0-serial. Planning, manufacture, installation, service and related training.	Norwin/Licensee

	1. Specification of minor modifications resulting from experiences during the process of planning and preparation of the production.	Norwin/Licensee

	2. Identification of suppliers and negotiations	Norwin	Norwin

	3. Production	Licensee	Licensee

NORWIN

Task	Description:	Responsible:	Assistance

	4. Production related training	Norwin	Norwin

	5. Installation	Licensee	Licensee

	6. Installation related training	Norwin	Norwin

	7. Service	Licensee	Licensee

	8. Service related training	Norwin

Task 5	1-serial. Planning, manufacture, installation, service and related training.

	1. Specification of minor modifications resulting from experiences during manufacture of 0-serial	Licensee/Norwin

	2. Identification of suppliers and negotiations	Licensee/Norwin	Norwin

	Production	Licensee	Licensee

	3. Production related training	Norwin	Norwin

	4. Installation	Licensee	Licensee

	5. Installation related training	Norwin	Norwin

	6. Service	Licensee	Licensee

	7. Service related training	Norwin

Task 6	ISO 9000 QA certification of manufacture

	1. Agreement with approving institution	Licensee	Norwin

	2. Preparation of QA manual and documentation for approval	Licensee	Norwin

Task 7	Follow up

	1. Evaluation of the technology transfer and training.	Licensee/Norwin

	2. Completion of outstanding issues	Licensee/Norwin

NORWIN

Milestone	Description:	Responsible:

S 1	Agreement signed	NW	0	0	0

1. Hand over of documents for main components.

MS 2	Start of technology transfer	NW

	Hand over of part list and all related documents.	NORWIN

Licensee

MS 3	Start of 0-Serial 1. Contracts for 0-serial finalised	Licensee

MS 4	Start of assembly 0-Serial	NW

	1. Major part supplied	NORWIN

	2. Production facilities ready	Licensee

Licensee

MS 5	Start of 1-Serial 1. Contracts for 1-serial finalised	Licensee

MS 6	0-serial built

0-serial built

	1. As built part list and documents prepared	Licensee/NW

	2. Related training completed	NW/Licensee

MS 7	0-serial and in operation. 0-serial installed and put into operation

	1. Related training in installation and service completed	Licensee/NW

NORWIN

Milestone	Description:	Responsible:

MS 8	1-serial built 1-serial built As built part list and documents prepared Related training completed	SPS/NW NW/SPS NW NORWIN Licensee

MS 9	1-serial installed and in operation. 1-serial installed and put into operation

	1. Related training in installation and service completed	Licensee/NW NW NORWIN

MS 10	ISO 9000 Certified ISO 9000 1. ISO 9000 QA system for manufacture certified and wind turbine manufacturing national certified	Licensee

MS 11	Technology transfer and training completed 1. Outstanding issues re. follow up task completed	NW/Licensee Licensee

Payment schedule:

The total payment of USD 3,500,000.00 covering License fee is to be paid as follows:

1.	Downpayment 30%. To be paid not later than two months after signing this agreement.

2.	Second payment 20%. When the assembly factory in Shenyang is ready for assembling but not later than December 20, 2007.

3.
The balance 50% to be paid by 1% for each wind turbine assembled in the factory up to 50 units.  Payment takes place by the end of each quarter in the calendar year for the number of turbines assembled in the quarter.  However, the total balance of 50% shall be paid in full not later than February 15, 2009.

NORWIN

3.	Comments to tasks.

Kick-off Conference (Task 3):

The conference is supposed to last two weeks in People's Republic of China at the facilities of the Licensee.  The purpose is planning of the technology transfer and training and some initial general product training.  After the conference, an on-site guide and instruction will be held in Denmark.  The agenda could comprise:

•	General course in wind energy technology.

•	General course in the design of the Norwin wind turbine.

•	Visit to the proposed production facilities and discussions concerning building up of production facilities and organization.

•	Discussion of the market and the expectation for the consortium.

•	Discussion and planning of the remaining process for transfer of know-how and training.

Building and installation of series 0 and concurrent training (Task 6).

This phase presuppose building and installation of a batch of machines (possibly 10) at the Licensee's production site as a premises.  The manufacturer of the turbines is the Licensee, but the Licensor will assist in all sub-phases from planning and organizing the production, purchasing, manufacture, installation and service.  Training of the Licensee's staff takes place during the process.

The phase is divided into four sub-phases.

•	The first comprises modifications and preparation of final part lists for the manufacture, identification, negotiations and selection of sub-suppliers and the purchase of components.

•	The second is assembly of the turbines in China at the licensee's facility.

•	The third is the products test.

•	The fourth is installation and training in installation as well as service/maintenance of the turbines.

Building and installation of Series 1 and concurrent training (Task 7).

This phase is similar to Phase A2, but with a batch of turbines (possibly 10).

All facets of this phase will be supervised by Norwin staff.

NORWIN

Follow up and final training (Task 11).

This phase constitute the end of the transfer of know how and training.  It comprises an evaluation of the earlier phases and follow up on training etc. where needed.

ISO and Manufacturing International Approval Phase:

NORWIN

ANNEX IV

COOPERATION IN RESEARCH AND DEVELOPMENT

Norwin and GAOKE agree to cooperate for research and development (R&D) of a new wind power related product, a 1.5 MW and above wind turbine in order to enable the joint venture company NWTC with access to comprehensive technology applicable to the said new turbine product.

A new Research Centre will be opened in Shenyang, China.  This shall be affiliated to NWTC and Norwin.

Norwin's main research center will remain in Denmark, but intend establish R&D activities in China in order to strengthen cooperation in this field.  This will be done legally in the way found most convenient.

In addition, the research center will co-establish the research institute with Tsinghua University, Shenyang Industrial University and other research institutions and entities of interest.

A further cooperation will be established by Norwin and/ or Gaoke with a British University for the development of the direct drive machine.

Joint research projects shall be managed on project basis, i.e. before start of a project an agreement shall be made stating sharing of costs, task managing and work as well as the rights to the results.  Should one party not elect in writing to move forward with any research project then the other party can continue for its own benefit at its own cost.